06001881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 2/28/06

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SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Pacific Securities, INC.

OFFICIAL USE ONLY
42505
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

231 Sansome Street, Floor 4
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Lee 415-901-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite. 200, Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Pacific Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF California
COUNTY OF San Francisco

Signature

President
Title

Notary Public 2-22-06

TA-KANG HU
COMM. #1438862
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My comm. Expires Oct. 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of White Pacific Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in various notes to the financial statements, White Pacific Securities, Inc. is a subsidiary of Mandarin Holding Group, Inc. (Acument Holding Company, Inc. before August 16, 2004) and has significant transactions with its parent and affiliated companies.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2006

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 940,142	$ 898,121
Deposit with clearing broker	100,106	100,106
Receivables from broker-dealers	279,962	364,857
Other receivables	110,660	47,541
Income taxes receivable	–	24,400
Prepaid expenses	–	6,100
Total current assets	1,430,870	1,441,125
Property and equipment, at cost	143,168	141,214
Accumulated depreciation	(124,063)	(110,421)
Property and equipment, net	19,105	30,793
Investment in China Ginseng Holdings, Inc.	50,000	–
Deposits	15,795	15,795
Total assets	$1,515,770	$1,487,713
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 196,791	$ 76,363
Commissions payable	218,329	265,891
Clearing deposits payable	75,106	85,106
Due to affiliate	15,336	15,336
Deferred rent	1,060	8,703
Income taxes payable	–	–
Total current liabilities	506,622	451,399
Stockholders' equity		
Common stock, no par; 1,000,000 shares authorized, 81,500 shares issued and outstanding	2,067,034	2,067,034
Retained earnings (deficit)	(1,057,886)	(1,030,720)
Total stockholders' equity	1,009,148	1,036,314
Total liabilities and stockholders' equity	$1,515,770	$1,487,713

See accompanying notes.

White Pacific Securities, Inc.

Statement of Operations

Years ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions	$4,692,009	$5,343,917
Interest and dividends	431,179	454,494
Other	244,607	356,061
Total revenues	5,367,795	6,154,472
Costs and expenses		
Compensation and benefits	1,157,055	1,138,074
Commissions	2,199,436	2,344,360
Clearing and exchange fees	844,739	1,309,081
Communications	502,322	647,934
Occupancy	201,424	205,725
Advertising and promotion	95,735	114,370
Regulatory	57,128	40,012
Legal, arbitration and customer losses	40,138	(1,997)
Consulting fees	238,434	–
Other	56,150	50,849
Total costs and expenses	5,392,561	5,848,408
Income (loss) before income taxes	(24,766)	306,064
Provision for income taxes	2,400	800
Net income (loss)	($ 27,166)	$ 305,264

See accompanying notes.

White Pacific Securities, Inc.
Statement of Stockholders' Equity
Years ended December 31, 2005 and 2004

	Common stock		Retained earnings	Total stockholders'
	Shares	Amount	(deficit)	equity
Balances, December 31, 2003	81,500	$2,067,034	($1,335,984)	$ 731,050
Net income (loss)	–	–	305,264	305,264
Balances, December 31, 2004	81,500	2,067,034	(1,030,720)	1,036,314
Net income (loss)	–	–	(27,166)	(27,166)
Balances, December 31, 2005	81,500	$2,067,034	($1,057,886)	$1,009,148

See accompanying notes.

White Pacific Securities, Inc.
Statement of Cash Flows
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	($ 27,166)	$305,264
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	13,642	20,528
Changes in current assets and liabilities		
Receivables from broker-dealers	84,895	19,418
Other receivables	(63,119)	(16,229)
Prepaids expenses	6,100	(199)
Accounts payable and accrued liabilities	120,428	(98,276)
Commissions payable	(47,562)	23,980
Clearing deposits payable	(10,000)	15,000
Deferred rent	(7,643)	653
Income taxes receivable and payable	24,400	(48,639)
Net cash provided by operating activities	93,975	221,500
Cash flows from investing activities		
Purchases of property and equipment	(1,954)	(7,453)
Purchase of investment in China Ginseng Holdings, Inc.	(50,000)	–
Change in deposits	–	9,707
Net cash provided (used) by investing activities	(51,954)	2,254
Cash flows from financing activities		
Change in due to (from) parent	–	(48,000)
Net cash provided (used) by financing activities	–	(48,000)
Net change in cash and cash equivalents	42,021	175,754
Cash and cash equivalents, beginning of year	898,121	722,367
Cash and cash equivalents, end of year	$940,142	$898,121
Supplemental disclosure of cash flow information		
Cash paid for interest	$ –	$ –
Cash paid (refunded) for income taxes	($ 22,000)	$ 49,439

See accompanying notes.

Note 1 – Summary of significant accounting policies

Basis of presentation

White Pacific Securities, Inc., (Company) is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission and a member of the National Associates of Securities Dealers, Inc. (NASD) since 1998. The Company markets and sells its services through employee and independent contractor brokers (licensed in virtually every state) and Offices of Supervisory Jurisdiction located in California, Texas and Washington. On November 23, 1999, Acument Holding Company, Inc. (AHC) purchased the entire outstanding stock of the Company and, effective January 1, 2000, it distributed 31% of the stock of the Company to various individuals responsible for managing the Company.

Effective August 16, 2004, all of the stockholders of the Company exchanged their stock for the common stock of Mandarin Holding Group, Inc. (Mandarin). Consequently, Mandarin became the sole owner of the Company.

The Company clears trades directly with one clearing broker, Penson Financial Services, Inc. (PFS) (Computer Clearing Services, a majority-owned subsidiary of AHC, through October 2005), and indirectly with another clearing broker, ADP Clearing & Outsourcing Services, Inc. (ADP) (U. S. Clearing Corporation through October 31, 2004), through an introducing broker, 1st Discount Brokerage (1DB), all on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and on deposit with commercial banks and a registered investment company, available within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Deposit with clearing broker

The deposit with clearing broker consists of an amount held by PFS (Computer Clearing Services through October 2005) as security for the trading activity of the Company clearing through PFS.

Note 1 – Summary of significant accounting policies (continued)

Receivables from broker-dealers
Receivables from broker-dealers consist of commissions, interest and other revenue due from PFS and 1DB, net of related clearing and other expenses, for trading activity clearing through PFS and ADP. The Company allocates the receivables from broker-dealers between allowable and non-allowable in its computation of net capital (Note 10) based on the type of revenue and days outstanding.

Other receivables
Other receivables consist principally of commissions due directly from registered investment companies, insurance companies and other entities for commissions and other revenue. The Company classifies other receivables as non-allowable in its computation of net capital (Note 10).

Property and equipment
Property and equipment consist of computer and office equipment and furniture. The Company records property and equipment acquisitions at cost. The Company records depreciation on property and equipment calculated using the straight-line basis over estimated useful lives of three to seven years.

Investment in China Ginseng Holdings, Inc.
On September 9, 2005, the Company acquired 174,155 shares of China Ginseng Holdings, Inc. (CSNG) for $50,000. Each three-share unit includes a warrant to purchase an additional share for $0.39, exercisable through September 8, 2010. The Company carries the investment at cost.

Officers of the Company and Mandarin also have invested in CSNG and the president of the Company serves as one of its directors. Under a Managing Placement Agent Agreement, the Company may sell additional three-share units and receive a commission and other expense reimbursements.

Security transactions and commissions
The Company derives commissions and other revenue principally from its clearing brokers for trading activity of its customers.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and expenses related to agency transactions on a trade date basis.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note 1 – Summary of significant accounting policies (continued)

Security transactions and commissions (continued)
Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sale credits) balances through contractual agreements with its clearing brokers.

Advertising costs
The Company expenses advertising costs when incurred. During the years ended December 31, 2005 and 2004, the Company incurred advertising expense totaling $90,980 and $109,568, respectively.

Income taxes
The Company recognizes deferred tax assets and liabilities arising from the expected future tax consequences of events recognized in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse. The Company generally recognizes a 100% valuation allowance on any resulting deferred tax assets because it is currently more likely than not the Company will not be able to use such deferred tax assets in the future. Additionally, the Internal Revenue Code (IRC) limits the use of deferred tax assets resulting from net operating loss carry forwards from Star Traders, Inc. due to the ownership change.

Estimated fair value of financial instruments
Except as otherwise noted, management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and notes reported herein. Although management bases these estimates on its knowledge of current events and actions that it may undertake in the future, they may differ from actual results.

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note 1 – Summary of significant accounting policies (continued)

Reclassification
The Company reclassified certain 2004 information to conform to the 2005 presentation.

Note 2 – Receivables from broker-dealers

As of December 31, 2005 and 2004, receivables from broker-dealers totaled as follows:

	2005	2004
1DB	$128,799	$147,645
CCS	–	217,212
PFS	151,163	–
Total receivables from broker-dealers	$279,962	$364,857

Note 3 – Property and equipment

As of December 31, 2005 and 2004, property and equipment totaled as follows:

	2004	2004
Computer equipment	$ 19,407	$ 17,453
Office equipment	75,631	75,631
Furniture	48,130	48,130
Property and equipment, at cost	143,168	141,214
Accumulated depreciation	(124,063)	(110,421)
Property and equipment, net	$ 19,105	$ 30,793

White Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2005

Note 4 – Commissions and clearing deposits payable

As of December 31, 2005 and 2004, commissions payable total as follows:

	2005	2004
Brokers trading through		
ADP	$ 73,444	$ 86,936
CCS	–	30,260
PFS	25,601	–
Direct and other	60,042	–
Offices of Supervisory Jurisdiction (OSJ) trading through		
CCS	–	148,695
PFS	59,242	–
Total commissions payable	$218,329	$265,891

Clearing deposits payable as of December 31, 2005 and 2004 consist of deposits held by the Company of amounts otherwise payable to OSJs. The Company policy is to hold at least $5,000 per active OSJ.

Note 5 – Due to and transactions with parent and affiliates

During the years ended December 31, 2005 and 2004, the Company had no significant transactions with AHC.

During the year ended December 31, 2005 and the period August 16 through December 31, 2004, the Company had no significant transactions with Mandarin.

Due to affiliate consists entirely of amounts due to Acument Securities, Inc. (ASI), a dormant subsidiary of AHC. During the years ended December 31, 2005 and 2004, the Company had no significant transactions with ASI.

During the year ended December 31, 2005, the Company paid consulting fees to a corporation owned or otherwise controlled by an officer and director of the Company totaling $202,765.

Note 6 – Taxes on income

During the years ended December 31, 2005 and 2004, income tax expense consists entirely of California state income and franchise taxes totaling $2,400 and $800, respectively.

As of December 31, 2005, the Company has federal net operating loss carry forwards totaling $995,434, expiring from 2017 to 2022. Certain provisions of the IRC limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. The portion of the federal net operating loss carry forwards subject to the limitation totals $55,683.

As explained in Note 1, the Company reduced its deferred tax asset as of December 31, 2005 and 2004, resulting from net operating loss carry forwards and the timing difference of certain expense deductions, to zero with a 100% valuation allowance.

Note 7 – Retirement plan

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan.

During the years ended December 31, 2005 and 2004, the Company made matching contributions totaling $4,572 and $-0-, respectively. During the years ended December 31, 2005 and 2004, the Company made no discretionary contributions to the plan.

Note 8 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreements between the Company and its clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under the terms of the agreements between the Company and its clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and at times during the years ended December 31, 2005 and 2004, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits, respectively.

Note 9 – Commitments and contingencies

The Company leases office space under operating leases continuing variously through September 30, 2007. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended December 31, 2005 and 2004, rent expense for the Company office facilities, including minimum payments and other related charges, totaled $136,052 and $134,226, respectively.

Note 9 – Commitments and contingencies (continued)

Future minimum lease payments under noncancelable operating leases for office space for the years ended December 31 total as follows:

2006	$100,740
2007	56,100
Deferred rent as of December 31, 2005	(1,060)
Total future minimum lease payments	$155,780

The Company leases certain office and computer equipment under operating leases that continue through November 30, 2006. During the years ended December 31, 2005 and 2004, rent expense for certain office and computer equipment totaled $17,982 and $20,038, respectively.

Future minimum lease payments under noncancelable operating leases for certain office and computer equipment for the year ended December 31, 2006, total $12,303.

Under a clearing agreement with PFS (CCS through October 2005), PFS requires the Company to maintain minimum monthly clearing charges of $4,000 and a deposit of $100,000.

Effective August 16, 2002, the Company contracted with 1DB (Note 1) to clear its trading activity on a fully disclosed basis, through August 31, 2005 (and renewable annually thereafter). The Company will be subject to a $12.50 per account termination fee if it terminates the contract before August 31, 2005, or without giving a 90-day notice.

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal counsel and in the opinion of management; the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 9 – Commitments and contingencies (continued)

On November 30, 2004, the NASD concluded an examination of the Company and issued a summary of findings. The Company complied immediately with findings related to its calculation of net capital and aggregate indebtedness and hired a consultant and new compliance officer to assist it in complying with other findings. In addition, the Company has the opportunity to refute or otherwise respond to certain findings. On February 9, 2005, the Company paid a fine totaling $25,000 to settle the other findings.

Note 10 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $765,142, which exceeded the minimum requirement of $33,935 by $731,207 and a ratio of aggregate indebtedness to net capital of 0.67 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
White Pacific Securities, Inc.

We have audited the financial statements of White Pacific Securities, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. We conducted our audit to form an opinion on the basic financial statements, taken as a whole. We present the accompanying supplemental information hereinafter for purposes of additional analysis, not as a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. We subjected such information to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2006

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

White Pacific Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2005

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

White Pacific Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Net capital	
Total stockholders' equity	$1,009,148
Deductions and charges for non-allowable assets	
Petty cash	1,500
Receivable from broker-dealers – non-allowable portion	27,502
Other receivables	110,660
Property and equipment, net	19,105
Investment in China Ginseng Holdings, Inc.	50,000
Deposits	15,795
Security haircuts	13,519
Undue concentration	5,925
Total deductions and charges for non-allowable assets	244,006
Net capital	$ 765,142
Aggregate indebtedness	$ 509,027
Computation of basic net capital requirement	
Minimum net capital required equals the higher of $5,000 and 6 2/3% of total aggregate indebtedness	$ 33,935
Excess net capital	$ 731,207
Ratio of aggregate indebtedness to net capital	0.67 to 1
Excess net capital at 1,000%	$ 714,239

White Pacific Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2005

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$881,806
Audit adjustments	(116,664)
Net capital, as adjusted	$765,142
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$398,288
Audit adjustments	110,739
Aggregate indebtedness, as adjusted	$509,027

White Pacific Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (C)(k)(2)(ii) is met.

White Pacific Securities, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of White Pacific Securities, Inc. (Company), as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the Company safeguards assets for which the Company has responsibility against loss from unauthorized use or disposition and that the Company executes transactions in accordance with the authorization of management and records them properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements we audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider material weaknesses, as defined above.

We understand that the SEC considers practices and procedures that accomplish the objectives referred to in the second paragraph of this report to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2005, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report for and it should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2006

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Control Required by
Commodity Futures Trading Commission Regulation 1.16

Board of Directors
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. (Company) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the CFTC.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the Company safeguards assets for which the Company has responsibility against loss from unauthorized use or disposition and that the Company executes transactions in accordance with the authorization of management and records them properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements we audit may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider material weaknesses as defined above.

We understand that the CFTC considers practices and procedures that accomplish the objectives referred to in the second paragraph of this report to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of December 31, 2005, to meet the objectives of the CFTC.

We intend this report solely for the information and use of the Board of Directors, management, the CFTC, the NASD and other regulatory agencies that rely on Regulation 1.16 of the CFTC. We do not intend this report for and it should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 17, 2006